Exhibit 99.2

R.V.B. HOLDINGS LTD.
(IN TEMPORARY LIQUIDATION)

SPECIAL GENERAL MEETING OF SHAREHOLDERS

December 21, 2015

I, the undersigned shareholder of R.V.B. Holdings Ltd. (in temporary liquidation) (the “Company”), do hereby nominate, constitute and appoint Mr. Mordechai Shalev, Adv. as my true and lawful proxy and attorney with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 1.00 per share, of the Company, held in my name on its books as of April 1, 2015, at the Special General Meeting of Shareholders to be held on December 21, 2015 (or as otherwise adjourned). By my signature, I hereby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will be treated as neither a vote “FOR” nor “AGAINST” the Proposal. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)

R.V.B. HOLDINGS LTD.
(IN TEMPORARY LIQUIDATION)

SPECIAL GENERAL MEETING OF SHAREHOLDERS

December 21, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒:

	FOR	AGAINST	ABSTAIN

To approve the Scheme of Arrangement under Section 350 of the Israeli Companies Law, 5759-1999, among the Company and its creditors, as described in the Proxy Statement, dated December 10, 2015.	☐	☐	☐

Please check the box as applicable

☐	I agree to any amendment to the Scheme of Arrangement, which shall be approved by the majority of the shareholders.

☐	I disagree to any amendment to the Scheme of Arrangement, even if it is favorable to the shareholders.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Special General Meeting.

______________________________________________________ Date: December __, 2015
Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.